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July 14, 2009	direct dial 404 815 6270 direct fax 404 541 3400 JStevens@kilpatrickstockton.com

VIA EDGAR and Federal Express

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D.C.  20549
Attention:	Ms. Kathryn McHale, Staff Attorney

Re:	United Community Banks, Inc.
Form 10-K for December 31, 2008
Form 10-Q for March 31, 2009
Response to SEC Comments dated April 28, 2009
File Number 0-21656

Ladies and Gentlemen:

At the request and on behalf of our client, United Community Banks, Inc. (the “Company”), we provide below responses to the Staff’s comment letter dated June 26, 2009.  As requested, these responses are keyed to correspond to the Staff’s comment letter, which we do by setting out each of the Staff’s comments followed by our response.

Unless the context requires otherwise, references to we, our, us, United Community Banks, Inc. or the Company in the response below refer to United Community Banks, Inc.  In addition, in the case of all responses to comments, the use of first person pronouns reflect statements of the Company as if it were the signatory of this letter (rather than this firm on its behalf).

The Supplemental Support Booklet of exhibits is being sent via Federal Express.

Notes to Consolidated Financial Statements
Note 1 - Summary of Significant Accounting Policies, page 49
General

1.	We note your response to prior comment seven. Given the significant increase in activity within OREO, please provide a rollforward of this activity in future filings.

Letter to the Securities and Exchange Commission
July 14, 2009

Response:

The requested revision will be made in future filings.

Form 10-Q Filed for the Quarter Ended March 31. 2009

Notes to Consolidated Financial Statements
Note 10 Goodwill, page 13

2.
We note you updated your impairment test as of March 31, 2009, which resulted in the recording of a $70 million impairment on goodwill.  Please provide us with additional details regarding your tests performed:

	●	Provide us with a list (in tabular format) of each reporting unit and identify the respective unit fair value, carrying amounts, and reporting unit goodwill;
	●	Identify each unit that was tested for impairment and discuss the specific technique used to determine unit fair value; and
●
Tell us the type of report issued by the third party valuation firm, and how management used this information to arrive at the fair values ultimately used, including discussions of any adjustments made to the fair values discussed in any report obtained.

●
Tell us whether management performed any "reasonableness" test or validation procedures on the fair values assumed for the reporting units.  For example, tell us whether management reconciled the fair values of the reporting units to the market capitalization of the company, and if so, provide the results of such testing.

Response:

We only have one operating segment and all of the goodwill is included in that segment, therefore goodwill was tested for impairment for the Company as a whole.  The techniques used to determine fair value are described in Management’s Discussion and Analysis on page 22 of our most recent Form 10-Q.  A more thorough discussion of the valuation techniques used in our goodwill impairment test is included in Management’s Discussion and Analysis on page 33 of our 2008 Form 10-K.  The techniques included a discounted cash flow analysis based on our long-term earnings forecast, the guideline public companies method that considered the implied value of our Company by comparing the Company to a select peer group of public companies and their current market capitalizations, adjusted for differences between the companies, and the merger and acquisition method that considered the amount an acquiring company might be willing to pay to gain control of the Company based on recent merger and acquisition activity.

Letter to the Securities and Exchange Commission
July 14, 2009

We obtained a summary report that updated the goodwill impairment test performed by the same third party at year-end, which year-end test was documented by a formal report.  The summary report includes an update of the Step 1 valuation and a detailed report of the Step 2 valuation analysis.  The report also documents the relevant factors considered and the valuation methodologies followed, and supports the opinion of fair value conclusions.  We did not make any adjustments to the fair values included in the report.  The methodology applied to the first quarter Step 1 valuation analysis was the same as used in the annual assessment at year-end.  Our year-end assessment did not require a Step 2 valuation.

Our stock price decrease triggered our decision to perform the interim impairment test.  After year-end, our stock price and that of the entire banking industry fell sharply.  The disconnect between the book value of equity and our market capitalization caused us to believe that goodwill impairment might exist.  We believed at the time, and still believe, that the drop in our stock price was a temporary event and did not reflect the true value of the Company.  The valuation analysis performed by a third party and the subsequent recovery of our stock price support our belief.  Aside from being the triggering event to the interim assessment, our market capitalization was not included among the valuation techniques used to value the Company.

3.	In light of our comment above, provide us with (in tabular format) and disclose in future filings (e.g. within your goodwill section of MD&A on page 22), the following:

●
For each reporting unit that went to the second step of testing, provide a list of the significant assumptions used in your impairment testing for each respective period that testing was performed (i.e. annual and additional periods when applicable);

	●	Provide sensitivity analysis surrounding each of the assumptions; and
	●	Identify specifically (quantitatively and qualitatively based on the assumptions that you have used) at what point impairment or additional impairment of goodwill would be required.

Response:

As stated above, we only have one operating segment.  The most significant assumptions involved in Step 2 were related to determining the value of the loan portfolio which involved a discounted cash flows approach and estimating a probability of default rate (5%) and a loss upon default rate (45%) on performing loans.  For sub-performing and non-performing loans, valuation was determined based on discounts to book value based on closed loan sales from the FDIC within the previous nine months and implicit liquidity premiums from the disposition of RTC assets from 1989 to 1992 considering the level of differences in real estate price declines during the disposition of RTC assets and the current market environment.  Also considered were default probabilities for the different loan categories obtained from Banc Investment Group, LLC, the nature of the Company's loan portfolio concentrations and the current state of the regional and U.S. economy.  Based on the analysis of the information available, discounts of 25% and 45% were applied to sub-performing and non-performing loans, respectively.  We agree to include more information on the significant Step 2 assumptions in future filings.

Letter to the Securities and Exchange Commission
July 14, 2009

Because of the numerous assumptions involved in the valuation process, a sensitivity analysis would be an overly complex disclosure that we believe could be confusing and potentially misleading to investors.  However, a qualitative discussion with respect to our sensitivity analysis may be more manageable for investors.  We agree to include a qualitative discussion of the key assumptions to our sensitivity analysis in future filings.

Table 8 - Nonperforming Assets, page 25

4.
We note your response to our prior comment five and we think the information provided would be very meaningful to an investor and provide greater transparency into current trends in your loan portfolio.  In this regard, please provide us with and revise your future filings to disclose a breakdown, by loan type (preferably in tabular format along with a narrative discussion of the trends experienced), of nonperforming and “adversely classified” loans (i.e. loans in each of grades 8 through 10, as described on page 6 of your Form 10-K) for each reporting period presented. Provide us with your proposed disclosure.

Response:

It is our desire to provide meaningful financial information to help investors make informed investment decisions.  However, we are concerned that providing information that is not required for all registrants may cause investors to be confused or reach an incorrect conclusion without having comparable information for other registrants.  Further, loan grades are not necessarily consistent among banking companies and those inconsistencies could lead investors to draw an inappropriate conclusion when comparing companies.  We note, additionally, that FASB recently has issued an exposure draft of a proposed statement to enhance and provide consistent disclosures regarding credit quality, such as you are requesting, in order to improve the transparency of financial reporting.  We will make the requested revisions in future filings, in compliance with the FASB proposal upon adoption of such proposal.  In the interim, we will provide more qualitative discussion of credit quality trends in future filings.

Letter to the Securities and Exchange Commission
July 14, 2009

* * * * *

Additionally, in response to the Staff’s request, the Company acknowledges that (i) it is responsible for the adequacy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Staff is requested to direct any further questions regarding these filings and this letter to the undersigned at (404) 815-6270 or my colleague, Adwoa Awotwi at (404) 815-6613.  Thank you.

Sincerely,

/s/ James W. Stevens

James W. Stevens

cc:	Jimmy C. Tallent, United Community Banks, Inc.
Rex S. Schuette, United Community Banks, Inc.
Alan Kumler, United Community Banks, Inc.
Greg Foster, Porter Keadle Moore, LLP